Mail Stop 3561

								August 2, 2005


 BY U.S. Mail and Facsimile [ (514) 399 - 7786 ]

 Mr. E. Hunter Harrison,
   President and Chief Executive Officer
 CANADIAN NATIONAL RAILWAY COMPANY
935 de La Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9

 	Re:	Canadian National Railway Company
 		Supplemental response letter dated July 26, 2005 on the
Form 					40-F for Fiscal Year Ended December
31,
2004
 		Filed July 26, 2005
 		File No. 1-02413

Dear Mr. Harrison:

	We have reviewed your supplemental response letter to us
dated
July 26, 2005 in response to our letter of comment dated July 14,
2005 and have the following comment.   Where indicated, we think
you
should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within five (5) business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




E. Hunter Harrison
Canadian National Railway Company
August 2, 2005
Page 2

FORM 40-F (Fiscal Year Ended December 31, 2004)

2004 Annual Information Form

3.1 Corporate Organization, page 5

1. We have reviewed your response to prior comment 1 of your letter to us dated July 26, 2005 and note your response that clarifying disclosure would be included in the 2005 Annual Information Form filing on Form 40-F. We suggest the disclosure be included under this heading, MD&A and also in the audited footnotes. The discussion should include, but be not limited to, the role of your regions within your overall network, how you determined that your regions constitute one reportable business segment, and what information (e.g., financial operating results) the chief operating decision maker uses in assessing company performance and allocating resources and that the analysis is performed at the consolidated level, and not on a regional or lower level basis.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief

cc:	Mr. Claude Mongeau
       	Chief Financial Officer

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